[SunTrust Letterhead]

September 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving

Re:	SunTrust Banks, Inc. (File No. 001-08918)
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Mr. Irving:

This letter supplements the Company’s prior submissions to the Securities and Exchange Commission staff (the “Staff”) dated May 5, 2010; June 24, 2010; July 21, 2010; and August 6, 2010. Based on the views expressed by the Staff related to the Company’s Student Loan Securitization Trust, namely that the Company possesses the power to direct the activities of the trust that most significantly impact the trust’s economics, we have elected to consolidate the trust as of September 30, 2010 based on the carrying value of the assets and liabilities held in the trust.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester

Audit Committee Chairman

Mr. James M. Wells III

Chairman and Chief Executive Officer

Mr. Raymond D. Fortin

Corporate Executive Vice President and

General Counsel

Mr. Thomas E. Panther

Controller and Chief Accounting Officer

Mr. David W. Leeds

Ernst & Young LLP, Coordinating Partner